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Exhibit 99.05

GRANDE WEST ANNOUNCES CLOSING OF FIRST TRANCHE OF ITS OFFERING

Vancouver, British Columbia Grande West Transportation Group Inc. (TSXV:BUS) (OTC PINK: GWTNF) March 20th, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today that it has successfully closed the first tranche of its private placement (the “Offering”) of 1,750 Debenture units (the “Units”) for gross proceeds of approximately $1.75 million.

Each Unit was sold at an offering price of $980.00 per Unit and consists of one 10.0% unsecured convertible debenture of the Company in the principal amount of $1,000 (each, a “Debenture”) with interest payable upon maturity being 12 months from the date the Debentures are issued, and 600 common share purchase warrants (each, a “Warrant”) expiring 12 months after the date of issuance of such Warrants. The Debentures will be repaid in cash at maturity. Each Warrant entitles the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $0.38 per Warrant Share at any time up to 12 months following the closing date of the Offering , subject to adjustment in certain events.

The Company paid a 0.5% corporate finance fee in connection with a portion of the Offering.

“Given market conditions, we are pleased to close the first tranche,” stated William Trainer, CEO of Grande West Transportation. “This is an important milestone in the company’s growth, and we are now better positioned to deliver our sales targets for 2020.”

The Company will use the proceeds for general working capital and to fund contract requirements for recently received Vicinity bus orders.

All securities issued pursuant to the Offering will be subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

Mr. William Trainer

CEO & President

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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